Exhibit 12.1

Statement of Computation of Ratios

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	The Company		Historical Predecessor
	Year Ended December 31, 2011	For the Period September 28, 2010 through December 31, 2010	For the Period January 1, 2010 through September 27, 2010	For the Year Ended December 31,

				2009	2008	2007
Earnings:
Net income (loss)	$(10,779)	$(10,722)	$(1,555)	$(7,039)	$(13,888)	$2,571
Add: Fixed charges	10,970	3,443	3,289	4,264	4,464	2,391
Add: Amortization of capitalized interest	277	29	87	63	32	—
Less: Capitalized interest	(1,591)	(26)	(524)	(308)	(322)	—

Total earnings (loss)	$(1,123)	$(7,276)	$1,297	$(3,020)	$(9,714)	$4,962

Fixed charges:
Interest expense (including amortization of deferred financing costs and discounts)	$5,275	$2,325	$1,590	$2,343	$2,495	$2,123
Capitalized interest	1,591	26	524	308	322	—
Interest within rental expense	4,104	1,092	1,175	1,613	1,647	268

Total fixed charges	10,970	3,443	3,289	4,264	4,464	2,391

Preferred stock dividend requirements(1)	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$10,970	$3,443	$3,289	$4,264	$4,464	$2,391

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends(2)	(0.10)	(2.11)	0.39	(0.71)	(2.18)	2.08

(1)	The Company and its Predecessor did not have any preferred stock outstanding for the periods presented.

(2)

The shortfall of earnings (loss) to combined fixed charges and preferred dividends for the year ended December 31, 2011, for the period from September 28, 2010 to December 31, 2010, for the period from January 1, 2010 to September 27, 2010 and for the years ended December 31, 2009 and 2008 was $12.1 million, $10.7 million, $2.0 million, $7.3 million and $14.2 million, respectively.